UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 3, 2025, Bit Origin Ltd (the “Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) (the “Deficiency Letter”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Rule”), which requires listed companies to maintain stockholders’ equity of at least $2.5 million.

In response, the Company submitted a compliance plan to Nasdaq on February 17, 2025, outlining a series of initiatives intended to restore compliance with the Rule. Based on its review of the submission, Nasdaq granted the Company an extension through June 30, 2025, to demonstrate compliance. This Report on Form 6-K is being furnished in accordance with Nasdaq’s instructions to provide an update on the Company’s efforts and its current compliance status.

Since receipt of the Deficiency Letter, the Company has undertaken several measures that have materially impacted its financial position:

Conversion of secured convertible debentures

As previously disclosed in a Report on Form 6-K filed by the Company on April 18, 2025, the Company’s outstanding convertible debentures issued in December 2023 and May 2024 (the “Notes”) in the amount of approximately $8.06 million in principal and accrued interest were converted into Class A ordinary shares, par value $0.30 per share, resulting in the issuance of 12,279,101 ordinary shares. Following the conversions, the Notes were retired. The conversion resulted in a reduction of the Company’s outstanding indebtedness and a corresponding increase in stockholders’ equity

Development in operations

The Company has continued the execution of its strategic plan with a focus on blockchain infrastructure. Specifically, it entered into three sales agreements for 495 Aethir cloud rendering miners, generating approximately $484,500 in aggregate revenue. The Company believes these transactions demonstrate the commercial viability of its new operational direction and its ability to generate revenue under a capital-constrained environment.

As a result of the foregoing, the Company’s stockholders’ equity as of May 31, 2025, was approximately $3.6 million and, as of the date of this report, the Company believes it has at least $2.5 million in stockholders’ equity as required by the Rule. The Company awaits Nasdaq’s formal confirmation that the Company has evidenced compliance with the Rule. Furthermore, Nasdaq will continue to monitor the Company’s compliance with the Rule. If the Company does not evidence compliance at the time of its next periodic report, including its Annual Report on Form 20-F for the fiscal year ending June 30, 2025, Nasdaq may initiate proceedings to delist the Company’s securities. The Company intends to continue making diligent efforts to maintain ongoing compliance with all applicable Nasdaq listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board